TeliaSonera January-December 2004

Effective January 1, 2004, TeliaSonera applies IFRS 3, which means that goodwill amortization (GWA) has been discontinued.

- Net sales totaled SEK 81,937 million (81,772).
- Operating income increased to SEK 18,793 million (13,140).
- Net income increased to SEK 12,964 million (7,671) and earnings per share climbed to SEK 2.77 (1.64).
- Merger synergy target met.
- Strong customer growth:
  - 1.5 million new customers in the Nordic and Baltic operations.
  - 13 million new customers in Eurasia, Russia and Turkey.
- Acquisition of Orange in Denmark, full ownership in Omnitel and consolidation of Eesti Telekom.
- To increase future competitiveness, measures have now been initiated to bring down annual costs by SEK 5-6 billion with full effect in three years.
- Proposed dividend SEK 1.20 per share (SEK 1.00 in total).
- Approximately SEK 10 billion repurchase of shares through a public offer to be proposed to the Annual General Meeting in April 2005 as earlier communicated.

Financial Highlights

In millions, except percentages and per share data	Oct-Dec 2004 SEK	Oct-Dec 2004 EUR [2]	Oct-Dec 2003 SEK	Jan-Dec 2004 SEK	Jan-Dec 2003 SEK
Pro forma [1]					
Net sales	21,252	2,354	21,054	81,937	81,772
EBITDA [4] excl. non-recurring items [3]	7,457	826	7,143	30,196	30,690
Margin (%)	35.1	35.1	33.9	36.9	37.5
Income from associated companies	913	101	499	3,548	382
Operating income [5]	1,300	144	3,382	18,793	13,140
Operating income excl. non-recurring items and GWA	5,076	562	4,178	20,859	18,810
Income after financial items	1,079	120	3,100	17,448	12,346
Net income	2,091	232	2,696	12,964	7,671
Earnings per share	0.45	0.05	0.58	2.77	1.64
CAPEX	3,374	374	3,336	10,356	8,960
Free cash flow	3,265	362	3,309	14,118	17,499
Legal [1]					
Net sales	21,252	2,354	21,054	81,937	82,425
Net income	2,091	232	2,696	12,964	9,080
Earnings per share	0.45	0.05	0.58	2.77	1.95

1) *Pro forma presentation*: Excl. Telia's Finnish mobile operations and Swedish cable TV operations. *Legal presentation*: Including these operations through May 31, 2003.

2) Convenience translation only, conversion rate SEK 1 = EUR 0.110781.

3) Non-recurring items, see table on page 33.

4) Please refer to page 23 for definitions.

5) GWA in the three-month period and in the year ended December 31, 2003 amounted to SEK 848 million and SEK 3,980 million, respectively.

Comments from Anders Igel, President and CEO

"We are pleased to announce a record high result at the same time as we have maintained or improved our market positions and managed to make some targeted key acquisitions.

We do have the financial strength and the foundation for taking the lead in the migration from fixed to mobile and Internet based services. Here, radical changes are necessary to adapt to market realities.

The actions we are taking will have a negative impact on our profits initially, but should be seen as an investment to build an even more competitive TeliaSonera."

TeliaSonera taking the lead

During an estimated three year transition period, growth initiatives will be accelerated and prioritized without losing focus on actions securing competitive cost levels.

Platform for future growth

In order to take the lead TeliaSonera is building a platform for future growth. During the fourth quarter TeliaSonera's focused service portfolio was specified. The direction was set on what services will be focused on in the future and what services will be migrated from and eventually closed down. Implementation will be a gradual process based on what is commercially sound.

Examples of recently launched services are voice-over-IP services, triple play services, broadband build out, bucket pricing and the building out of the GSM networks with EDGE functionality in Sweden and Finland.

Sustained profitability

To increase future competitiveness, measures have now been initiated in Sweden and Finland to bring down annual costs by SEK 5-6 billion with full effect in three years.

TeliaSonera Finland will, inter alia, take measures within staff functions, networks, production, marketing, sales, product management and development. The changes now identified and decided are estimated to reduce costs by approximately SEK 1 billion.

In Finland, a process to support employees affected by changes has been in place since several years. The process starts by investigating the redeployment opportunities within the company and positions held by temporary staff are offered to redundant personnel. Other steps include support for direct redeployment outside the company, such as training, career-planning including out-placement and job application training.

Initiatives in Sweden are identified within staff functions, networks, production, marketing, sales, product management and development. The changes in Sweden are expected to be considerably larger than in Finland. The initiatives now identified in Sweden are expected to amount to a cost reduction of SEK 4-5 billion within the three year transition period.

A new readjustment agreement was negotiated and entered into with the employee organizations in Sweden. It offers employees affected in Sweden competence development or help to find new jobs inside or outside the company during a period of up to three years. This makes it possible to readjust fast and flexibly and to transfer personnel into new focus areas. Experience and results from earlier programs in the company are positive and times in the program have been considerably shorter than the maximum three year period.

Further exploiting scale advantages
Although merger synergies have been achieved; it is the long term aim to further exploit TeliaSonera's scale advantages by having more common and concentrated resources in the Nordic and Baltic area.

Longer term these opportunities together with the competitive cost level initiatives that have been identified enable TeliaSonera to reduce costs to completely different levels.

Outlook

We expect 2005 to be the first year in a three-year transition period with strong migration from fixed to mobile and Internet-based services impacting in the first phase our home markets, particularly Sweden and Finland, where price pressure is expected to continue.

The restructuring programs launched will have a negative effect on 2005 operating income but simultaneously they will represent substantial cost reductions during the latter part of the three-year transition period.

In the mobile operations in Norway, Denmark, the Baltics, Eurasia and in the non-consolidated operations in Russia and Turkey we expect continued growth both in terms of revenue and profitability.

Due to the migration and price pressure, group revenue growth will be limited. Longer term we however expect market growth to return to higher levels. Group EBITDA margin excluding non-recurring items is expected to decline somewhat in 2005.

Total CAPEX for 2005 is expected to be in line with last year.

TeliaSonera's strong market positions and financial strength is a solid base for meeting the challenges of continued price pressure, migration from fixed to mobile and Internet based services, and potential acquisition opportunities within the current footprint.

TeliaSonera's ambition remains to enhance value by strengthening and improving its operations and positions.

Review of the Group, Full Year 2004

Net sales increased 0.2 percent to SEK 81,937 million year on year. Lower price levels had a negative impact of 6 percent on sales. Exchange rate fluctuations affected negatively by 0.6 percent.

- Mobile communications: Strong sales growth in Denmark, Norway, the Baltic countries and Eurasia. Continued good volume growth in Sweden and Finland, but sales negatively affected by lower price levels.

  Strong sales growth in the associated companies in Russia and Turkey (not consolidated) due to exceptionally strong customer growth.

- Internet and data services: Strong broadband growth across all markets, particularly in Sweden and Finland where broadband sales increased substantially year on year.

- Fixed voice: Sales continued to fall due to the ongoing migration from fixed to mobile and IP-based services and price pressure.

The customer base increased sharply and TeliaSonera had approximately 63 million customers at year-end, including customers in the associated companies, representing an increase of 30 percent during 2004.

Operating income increased to SEK 18,793 million (13,140) due to operational improvements as well as discontinued goodwill amortization. Non-recurring items affected operating income by SEK -2,066 million (-1,691) and are primarily comprised of costs for integrating the mobile operations in Denmark, write-down of the value of International Carrier, capital gains from divested operations and release of reserves. For specification of non-recurring items, see table on page 33.

EBITDA margin totaled 36.9 percent (37.5).

Financial items totaled SEK -1,345 million (-794), of which non-recurring items were SEK -609 million (-22).

Tax expenses decreased to SEK 3,184 million (3,706). Discontinuation of goodwill amortization, new valuation of deferred tax assets in International Carrier, Denmark and Finland, and higher income from associated companies lowered the effective tax rate.

Net income after tax and minority shares, improved to SEK 12,964 million (7,671) and earnings per share climbed to SEK 2.77 (1.64).

CAPEX increased to SEK 10,356 million (8,960) due to higher investments in the growth areas broadband, IP-based services and mobile communications.

Free cash flow decreased to SEK 14,118 million (17,499) mainly due to increased CAPEX and higher tax payments compared with the preceding year. In addition, a cash inflow of SEK 6,795 million was received through divestments of operations, while the acquisition of Orange, increased shareholdings in Omnitel and Eesti Telekom and other acquisitions involved cash outflows of SEK 6,169 million.

The strong cash flow reduced net debt from SEK 18,207 million to SEK 7,062 million during the year.

Utilization of restructuring provisions had a negative impact on free cash flow of SEK 674 million. At year-end, restructuring provisions totaled SEK 2,684 million.

The equity/asset ratio improved to 60.1 percent (56.7).

Merger synergy target achieved. Additional initiatives were taken during the fourth quarter, including a decision to introduce a shared IT tool to handle the entire process from sales to delivery, service and invoicing of products and services, implemented first in Finland and Sweden. It was also decided to introduce a shared IT system for customer and product information, initially in Finland and Sweden.

Another decision was to introduce shared technical solutions in the Nordic countries for issues such as traffic billing, IP network protection and mobile e-mail with "push" function. It was also decided that production responsibility for e-mail, mobile voicemail and prepaid cards for the entire Nordic market would be concentrated to Sweden.

At the same time, several contracts for delivery of equipment within mobile networks were renegotiated.

SEK in millions	Decided synergies (yearly run rate by the end of 2005)	Achieved synergies (yearly run rate by the end of Q4 2004)
OPEX		
Product and service development	719	428
IT systems and infrastructure	471	224
Purchasing	348	348
Network operations	745	691
Corporate functions	153	153
Total	**2,436**	**1,844**
CAPEX		
Product and service development	37	13
IT systems and infrastructure	78	74
Purchasing	739	739
Network operations	207	73
Total	**1,061**	**899**

The initiatives taken to date are expected to yield annual cost savings of SEK 2,436 million and annual CAPEX savings of SEK 1,061 million at the end of 2005. Costs for the implementation of these initiatives are estimated at SEK 1,499 million.

At year-end 2004, annual cost savings were SEK 1,844 million and CAPEX savings were SEK 899 million. This means that the goal set in the prospectus for the merger (total pre-tax cash flow of SEK 2.7 billion annually after 2005) has now been met.

The TeliaSonera share is listed on Stockholm Stock Exchange and Helsinki Exchanges. Negligible trading volumes led to delisting from Nasdaq as of the close of trading on August 6, 2004. The share's settlement price

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

on Stock Exchange was SEK 38.70 at the beginning of the year and SEK 39.80 at year-end. The highest settlement price was SEK 42.20 (38.70) and the lowest was SEK 29.50 (23.70).

On December 31, 2004, TeliaSonera had 822,306 shareholders. The Swedish state owned 45.3 percent and the Finnish state owned 13.7 percent of the share capital. The Finnish state reduced its ownership from 19.1 percent at the end of 2004.

Swedish and Finnish private investors owned 3.5 and 2.4 percent of the share capital, respectively, while Swedish and Finnish institutional investors owned 19.1 and 4.0 percent respectively. International shareholders outside Sweden and Finland increased from 5.9 to 12.1 percent.

The Danish mobile operator Orange was acquired on October 11, 2004. The acquisition reinforced TeliaSonera's position on the Danish mobile market from fourth to a strong third place. The process of integrating Telia Mobile and Orange is proceeding as planned.

Fourth Quarter

Net sales increased 0.9 percent to SEK 21,252 million year on year. Lower price levels had a negative impact of 7 percent on sales. No major exchange rate fluctuations.

The development within mobile communications, Internet and data services and fixed voice was in line with the full-year trend.

Operating income decreased to SEK 1,300 million (3,382). Non-recurring items had a negative effect of SEK -3,776 million (52) and include costs for the integration of Orange and write-downs in International Carrier. Excluding non-recurring items and goodwill amortization, operating income increased by SEK 898 million.

EBITDA margin increased to 35.1 percent (33.9). Release of reserves in Sweden and Denmark had a positive effect of SEK 188 million.

Financial items totaled SEK -221 million (-282).

Tax revenue of SEK 1,330 million was posted in the fourth quarter, mainly due to new valuation of deferred tax assets in International Carrier and Finland. In the same quarter of 2003, a tax expense of SEK 116 million was posted.

Net income decreased to SEK 2,091 million (2,696) and earnings per share decreased to SEK 0.45 (0.58).

Free cash flow totaled SEK 3,265 million (3,309).

Annual General Meeting

The Annual General Meeting (AGM) will be held on April 26 at 5 p.m. Swedish time at Stockholm International Fairs, Älvsjö, Stockholm. Notice of the meeting will be posted on TeliaSonera's website, www.teliasonera.com, and advertised in newspapers at the end of March. The record date entitling shareholders to attend the meeting will be April 15, 2005. Shareholders may file notice of intent to attend the AGM from March 22. TeliaSonera

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

must receive notice of attendance no later than 4 p.m. Swedish time on April 20, 2005.

As a part of the ambition to continuously lower costs, the AGM will only take place in Stockholm. A Finnish shareholders' information meeting will be arranged on April 27 at 5.30 p.m. Finnish time at the Finlandia House, Helsinki. The Finnish shareholders will there have the possibility to meet representatives from the management and the Board in person. Shareholders may file notice of intent to attend the Finnish shareholders' information meeting from March 22. TeliaSonera must receive notice of attendance no later than April 20, 2005. More information about how to file notice of intent to attend the meeting will be given in connection to similar information about the AGM.

Dividend
For 2004, the Board of Directors and the CEO propose an ordinary dividend of SEK 1.20 per share. This results in a total distribution of SEK 5,610 million.

The Board of Directors proposes that the final day for trading in shares entitling shareholders to dividends is set at April 26, 2005 and that the first day of trading in shares excluding right to dividends regarding the financial year 2004 be set at April 27, 2005. The recommended record date at VPC for the right to receive dividends will be April 29. If the AGM votes to approve the Board's proposals, dividends are expected to be distributed by VPC on May 4, 2005.

Capital distribution to shareholders
TeliaSonera has communicated that it is planning to distribute SEK 30 billion to its shareholders during the period 2005-2007 in addition to ordinary dividends.

The Board of Directors will, as a first step, propose that the AGM on April 26, 2005 decide on a distribution of approximately SEK 10 billion. The method proposed for distribution will be a repurchase of shares through a public offer with sales rights that will be traded on Stockholm Exchange and Helsinki Stock Exchange. More detailed information about the proposal will be communicated in connection to the notice of the AGM.

Review of Profit Centers, Full Year 2004

Smart packaging and new price plans maintained market lead in Sweden

- The total market in Sweden declined in value during 2004 because of lower price levels, as reflected in Telia's net sales, which decreased year on year. Lower price levels were compensated by volume growth, but not in full. Adjusted for changes in reporting content services net sales decreased 2.5 percent.

- EBITDA decreased due to price pressure and lower sales volumes within fixed voice but the margin was on the same level as in 2003 due to changes in reporting content services.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

- Operating income improved due to extended depreciation schedules, the low investment levels of recent years and positive effects from non-recurring items totaling SEK 645 million (-341). Non-recurring items in 2004 was primarily attributable to changed accounting of certain pension-related expenses.

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	10,296	10,809	40,448	42,601
of which external	10,093	10,595	39,667	41,607
EBITDA excl. non-recurring items	4,144	4,000	16,730	17,723
Margin (%)	40.2	37.0	41.4	41.6
Operating income	3,021	2,212	12,696	10,893
Operating income excl. non-recurring items and GWA	2,951	2,184	12,051	11,236
CAPEX	1,170	1,221	3,974	3,105
Mobile communications				
Net sales	3,000	3,118	12,059	12,312
EBITDA excl. non-recurring items	1,226	1,263	5,129	5,529
Margin (%)	40.9	40.5	42.5	44.9
CAPEX	183	171	640	407
Fixed communications				
Net sales	7,296	7,691	28,389	30,289
EBITDA excl. non-recurring items	2,918	2,737	11,601	12,194
Margin (%)	40.0	35.6	40.9	40.3
CAPEX	987	1,050	3,334	2,698

- CAPEX increased due to greater initiatives in broadband, IP-based data services and mobile communications.

- Telia increased its activities on the market during 2004. A number of new price offerings, including Telia Fritid, Telia Alltid and Telia Mobil 25/50/100, were launched with great success, helping Telia maintain its market lead in both fixed voice and mobile communications.

- Major initiatives were taken to improve service and surveys show higher customer satisfaction and a strong brand.

- The increase in both geographic coverage and capacity of the broadband services (ADSL) has, together with the launch of broadband voice, led to a substantial increase in the number of broadband customers, particularly in the fourth quarter.

- TeliaSonera opened up wholesale sales of fixed voice subscriptions to operators in Sweden during 2004. The reception indicates that a shift from retail to wholesale will increase in volume during 2005.

- The 3G network, which was brought into commercial service during the year, received Mobil magazine's award as the best 3G network in Sweden.

- In January 2005, TeliaSonera announced that the GSM network in Sweden will be upgraded to EDGE technology, which will quadruple the speed for mobile data services and increase the coverage to more than 90 percent of the land area. The investment is estimated at approximately SEK 1,000 million over four years.

- The winter storm in January 2005 is estimated to bring additional expenses and investments in the range of SEK 400-450 million.

Mobile communications

- Traffic volume climbed 12 percent, but price competition caused comparable sales to remain on roughly the same level as 2003.

- The number of end-customers climbed by 405,000 to 4,243,000. The number of postpaid customers increased by 76,000 and prepaid customers increased by 329,000. Customers through service providers climbed by 9,000 to 140,000.

- EBITDA weakened because of price pressure, higher customer acquisition costs and the redistribution of costs from fixed to mobile at the beginning of 2004.

- Svenska UMTS-nät has invested SEK 3 billion in the 3G infrastructure to date.

Fixed communications

- Comparable sales decreased 3.5 percent, which caused a drop in EBITDA excluding non-recurring items.

  Internet and data services: Sales climbed 2.4 percent to SEK 8,173 million. Broadband sales increased 24 percent to SEK 2,731 million and the number of broadband customers rose by 134,000 to 533,000. Sales of data services fell 4.2 percent due to the migration to new technology with lower price levels.

  Fixed voice: Sales decreased 5.4 percent to SEK 18,988 million. Voice traffic sales decreased 9 percent to SEK 8,159 million, of which sales on end-customer market decreased 4.8 percent. Sales for subscriptions and value-added services decreased 2.4 percent to SEK 10,829 million.

Fourth quarter

- In the fourth quarter, comparable net sales decreased 1.8 percent year on year.

- EBITDA and EBITDA margin were positively affected by the release of a pension provision of SEK 132 million.

- Extended depreciation schedules and the low investment levels of recent years improved operating income year on year.

Mobile Communications

- In the fourth quarter, comparable sales decreased 2.9 percent year on year due to price pressure, particularly in the business segment.

- EBITDA and EBITDA margin were on the same level as 2003.

- The number of end-customers climbed by 83,000 to 4,243,000. The average minutes of use per customer and month (MoU) increased to 132 (129) and blended ARPU fell to SEK 220 (248) because of lower price levels and a larger proportion of prepaid customers.

- Churn increased to 11 percent from 9 percent in the third quarter.

- The non-voice share amounted to 8 percent (9).

Fixed Communications

- Comparable sales decreased 2 percent.

- EBITDA margin increased and was positively affected by the release of a pension provision (SEK 132 million).

- For Internet and data services, sales were unchanged (SEK 2,068 million) while broadband sales increased 19.4 percent to SEK 721 million.

- For fixed voice, sales dropped 3.2 percent. Sales for voice traffic fell 7.9 percent to SEK 1,988 million, due to reduced wholesale sales. On the end-customer market, traffic sales increased 1.2 percent. Sales for subscriptions and value-added services were in level with the same quarter last year (SEK 2,829 million).

Aggressive competition in mobile communications dominated the year in Finland

- Net sales increased year on year, but on a comparable basis* sales were on the same level. There has been good demand for broadband and mobile communications, but the increased sales volume in mobile was out-weighted by price erosion. Sales in fixed voice declined further.

- EBITDA margin weakened due to price pressure, increased costs of sales and marketing and a larger proportion of customers via service providers.

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	4,560	4,655	18,267	17,697
of which external	4,463	4,594	17,898	17,394
EBITDA excl. non-recurring items	1,370	1,553	6,663	6,738
Margin (%)	30.0	33.4	36.5	38.1
Operating income	515	314	3,278	1,981
Operating income excl. non-recurring items and GWA	537	775	3,313	3,529
CAPEX	738	899	2,375	2,348
Mobile communications				
Net sales	2,737	2,786	11,177	10,898
EBITDA excl. non-recurring items	1,113	1,249	5,076	5,200
Margin (%)	40.7	44.8	45.4	47.7
CAPEX	302	435	1,056	1,132
Fixed communications				
Net sales	1,823	1,869	7,090	6,799
EBITDA excl. non-recurring items	257	304	1,587	1,538
Margin (%)	14.1	16.3	22.4	22.6
CAPEX	436	464	1,319	1,216

* Adjusted for the fact that Auria was only included in one quarter during 2003

- Operating income was positively affected by discontinued goodwill amortization. Goodwill amortization in 2003 amounted to SEK 1,478 million.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

- Higher CAPEX due to increased investments in broadband. In mobile communications, CAPEX was concentrated to high-capacity data services and increased mobile traffic.

- The renewal of the mobile subscription portfolio and the launch of new attractive offerings enabled Sonera to regain customers in the fourth quarter after having lost consumer customers following the introduction of mobile number portability in 2003. As part of its efforts, Sonera established Tele Finland, which offers competitively priced basic mobile services.

- A successful launch of turnkey solutions and higher speed services at unchanged prices enabled Sonera to maintain its position on the consumer broadband market, despite tough competition.

- Sonera strengthened its footprint in the public sector by closing a number of large business deals, for example with the Sibelius Academy, the Finnish Defense Forces, the city of Jyväskylä and a group of towns in the Helsinki Metropolitan area.

- The first major agreement within the growth area of machine-to-machine communications was signed when Sonera closed an agreement with Vattenfall for the delivery, installation, maintenance and reading of electric meters.

- Sonera and its wholly owned service provider Tele Finland and ACN Communications have signed an agreement meaning that ACN will discontinue its own branded mobile service and start marketing Tele Finland's mobile services through its existing sales channels. Under the agreement Tele Finland will offer ACN's customers to continue as Tele Finland's customers.

- The Supreme Administrative Court affirmed on September 16, 2004, FICORA's decision from 2001 regarding grounds for calculating TeliaSonera Finland's mobile interconnect fees. Apart from future financial effects due to lowered interconnect fees, competitors have communicated that claims for reimbursements regarding past time will most probably be raised and that such claims are likely to be very high. TeliaSonera will vigorously contest any such claims and as part of contesting such claims, TeliaSonera intends to initiate arbitration proceedings to confirm its position. A provision of EUR 5 million has been recorded. However, the outcome of potential disputes is very difficult to assess due to lack of clear legislation and lack of case law.

- The new fixed to mobile pricing regime will transfer the right to price calls from mobile operators to fixed operators. The new pricing regime will take effect on March 1, 2005. The net effect of the change depends on the amount of total subscribers signing preselect agreements, Sonera's success in competing for the agreements and how prices develop.

- The efficiency measures now identified and decided are estimated to reduce costs by approximately SEK 1 billion. Out of this, approximately SEK 300 million is related to reduced personnel expenses, with implementation costs of approximately SEK 100 million.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Mobile communications
- Net sales increased 2.6 percent due to increased usage per customer and strong growth in the wholesale business.

- Price erosion weakened the EBITDA margin.

- The number of end-customers fell by 131,000 to 2,297,000 but customers via service providers increased by 400,000 to 577,000.

Fixed communications
- Comparable sales decreased 3.2 percent.

  Internet and data services: Sales increased 9 percent to SEK 3,095 million (comparable basis). Broadband sales increased 39 percent to SEK 867 million and the number of customers climbed by 93,000 to 243,000.

  Fixed voice: Sales decreased 17 percent to SEK 2,406 million and the number of subscriptions declined due to the accelerating migration from fixed to mobile.

- EBITDA improved somewhat.

Fourth quarter
- In the fourth quarter, net sales decreased 2 percent year on year due to price erosion in mobile and lower sales volumes in fixed voice.

- EBITDA margin weakened due to lower sales and increased marketing costs.

- Operating income was positively affected by discontinued goodwill amortization. Goodwill amortization in 2003 was SEK 406 million.

Mobile Communications
- Sales fell 1.8 percent mainly due to high price erosion. Volume growth remained high.

- EBITDA margin decreased due to price erosion and increased marketing costs.

- The number of end-customers increased by 33,000 compared to the third quarter, and for the first time since the introduction of mobile number portability, Sonera had a net gain of end-customers.

- The average traffic minutes per customer and month increased to 267 (237), but price erosion caused ARPU to decrease to EUR 35.3 (39.6).

- Churn increased to 26 percent from 22 percent in the third quarter.

- Both SMS and MMS showed strong growth and non-voice services' share of sales rose to 12.5 percent (11.5).

Fixed Communications
- Sales decreased 2.4 percent.

  Internet and data services: Sales increased 12 percent to SEK 787 million. Broadband sales increased 43 percent to SEK 235 million and the number of broadband customers rose by 29,000 to 243,000 during the quarter.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed voice: Sales decreased 25 percent to SEK 523 million as usage and the number of subscriptions declined due to the ongoing migration to mobile and IP-based solutions.

- EBITDA margin declined due to decreased sales.

Strong sales growth despite tough competition in Norway

- Net sales increased 3.6 percent year on year despite continued strong price pressure. In local currency the increase was 8 percent.

- The number of end-customers climbed by 113,000 to 1,308,000 and customers through service providers increased by 124,000 to 214,000.

- Decreased EBITDA margin due to price pressure and higher customer acquisition costs.

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	1,612	1,459	6,299	6,081
of which external	1,570	1,449	6,142	6,011
EBITDA excl. non-recurring items	519	550	2,059	2,499
Margin (%)	32.2	37.7	32.7	41.1
Operating income	257	40	1,183	423
Operating income excl. non-recurring items and GWA	307	342	1,275	1,711
CAPEX	460	382	866	861

- Operating income was positively affected by discontinued goodwill amortization. Goodwill amortization in 2003 amounted to SEK 1,260 million.

- The rollout of the 3G network continued, in order to be in compliance with the license obligation. EDGE technology was introduced in the GSM network.

- An increased share of post-paid and business customers strengthened NetCom's position as the second largest mobile operator in Norway. At year-end, NetCom had over 50,000 business customers for the "Tråd-lös Bedrift" service, which replaces a company's fixed communications with a mobile solution. As a complementary service, in the fourth quarter, NetCom launched HomeRun, which offers wireless access to the Internet when the customer is away from the office.

Fourth quarter
- In the fourth quarter, net sales increased 10 percent year on year despite strong price pressure. In local currency the increase was 10 percent.

- Decreased EBITDA margin due to price pressure and higher customer acquisition costs.

- Operating income improved due to discontinued goodwill amortization.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

- The number of end-customers increased by 59,000 to 1,308,000 and the number of service provider customers increased by 34,000 to 214,000.

- The average traffic minutes per customer and month increased to 179 (167). ARPU decreased to NOK 329 (337), due to price pressure.

- Continued strong increase in SMS and MMS.

Orange acquired in Denmark

- Net sales in Denmark jumped 37 percent year on year due to the acquisition of Orange and increased sales across all operations.

SEK in millions, except percentages	Oct-Dec 2004 *	Oct-Dec 2003	Jan-Dec 2004 *	Jan-Dec 2003
Net sales	1,587	1,036	4,495	3,278
of which external	1,563	1,012	4,389	3,188
EBITDA excl. non-recurring items	201	123	414	70
Margin (%)	12.7	11.9	9.2	2.1
Operating income	-711	-35	-909	-561
Operating income excl. non-recurring items and GWA	-72	-38	-270	-547
CAPEX	232	157	485	391
Mobile communications				
Net sales	964	431	2,406	1,552
EBITDA excl. non-recurring items	23	52	50	-91
CAPEX	170	80	312	173
Fixed communications excl. Stofa				
Net sales	423	424	1,319	1,080
EBITDA excl. non-recurring items	111	31	141	-1
CAPEX	38	50	117	135
Stofa				
Net sales	200	181	770	646
EBITDA excl. non-recurring items	67	40	223	162
CAPEX	24	27	56	83

* Effect of the acquisition of Orange: External net sales: SEK 607 million; EBITDA excluding non-recurring items: SEK -35 million; Operating income excluding non-recurring items and GWA: SEK -167 million. Orange was consolidated as of October 11, 2004.

- Strong EBITDA improvement due to strong sales growth.

- Operating income decreased attributable to costs for synergy implementation in the fourth quarter (SEK 639 million).

- The acquisition of the mobile operator Orange reinforced TeliaSonera's position in the Danish mobile market and efforts to integrate Telia Mobile and Orange are underway.

- The synergy effects are expected to be somewhat higher than previously estimated and the synergies will be realized more quickly. As from 2006, the annual pre-tax cash flow effect is estimated to increase from SEK 490 million to SEK 530 million mainly due to lower personnel needs. The net present value of synergies is estimated to increase by SEK 300 million to SEK 4,400 million.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

- Costs for synergy implementation are expected to increase by SEK 215 million to SEK 755 million.

- In the fourth quarter, costs for synergy implementation amounted to SEK 639 million, of which SEK 154 million is a provision for redundancy, SEK 261 million represents the guaranteed 3G license costs and SEK 224 million is a provision primarily for termination of site leases and initial marketing and subscriber migration. The remaining implementation costs will be reported in 2005.

- At year-end, 300 employees were notified of job losses.

Mobile Communications

- Sales jumped 55 percent due to a larger customer base and increased minutes of use per customer.

- Sales growth improved EBITDA.

- The number of customers increased by 643,000 to 1,115,000 during the year. The acquisition of Orange yielded 630,000 new customers. In Telia Mobile's previous operations, the number of customers increased by 51,000 to 576,000, but a redefinition of prepaid card customers to the same definition as applied by Orange caused the customer base to change to 485,000.

- Higher CAPEX due to increased mobile capacity and UMTS.

Fixed Communications

- Excluding Telia Stofa, sales increased 22 percent due to increased wholesale sales and to the fact that Orange provided sales of mobile terminals and certain fixed services totaling SEK 161 million. Increased sales, efficiency efforts and release of reserves of SEK 56 million had a positive effect on EBITDA.

- In Telia Stofa, sales and EBITDA improved due to broadband customer growth and increased program sales. The number of broadband customers increased by 22,000 to 126,000.

Fourth quarter

- In the fourth quarter, reported net sales increased 53 percent year on year due to increased sales across all operations and the acquisition of Orange. Adjusted for changes in internal eliminations made in 2003, comparable sales jumped 80 percent.

- Sales growth improved EBITDA.

- Decreased operating income due to costs for synergy implementation and negative earnings from Orange.

Mobile Communications

- Sales climbed 124 percent due to a larger customer base.

- Increased costs for marketing and sales, in order to reach the current customer base with a larger proportion of post-paid customers and costs following the adoption of TeliaSonera's more conservative approach to accounting practices, made former Orange operations affect EBITDA negatively.

- The number of customers climbed by 653,000 to 1,115,000.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed Communications

- Excluding Telia Stofa, sales adjusted for changes in internal eliminations made in 2003 increased 57 percent.

- EBITDA improved due to sales growth and release of reserves of SEK 56 million.

- In Telia Stofa, sales increased 10 percent due to broadband growth, which also improved EBITDA.

Strong mobile and broadband customer growth in Lithuania

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Mobile communications				
Net sales	547	511	2,134	2,032
of which external	511	480	2,002	1,911
EBITDA excl. non-recurring items	208	203	914	900
Margin (%)	38.0	39.7	42.8	44.3
Operating income	122	69	568	352
Operating income excl. non-recurring items and GWA	122	114	568	533
CAPEX	68	89	271	346
Fixed communications				
Net sales	478	537	1,906	2,136
of which external	450	509	1,796	2,020
EBITDA excl. non-recurring items	208	225	887	1,059
Margin (%)	43.5	41.9	46.5	49.6
Operating income	15	-71	73	-294
Operating income excl. non-recurring items and GWA	15	-10	73	85
CAPEX	77	17	198	136

Mobile communications
- During the year TeliaSonera acquired the remaining shares in the mobile operator Omnitel, and now holds 100 percent of the shares.

- Omnitel reported strong customer growth, but significantly lower price levels limited sales growth to 5 percent year on year and weakened the EBITDA margin. The number of mobile customers climbed by 286,000 to 1,338,000.

- Operating income improved mainly due to discontinued goodwill amortization.

- Several new services and attractive offerings were launched during the year, including services for the mobile office and a service that uses the mobile phone as identification and for micro-payments. Omnitel also launched Omni Connect (easy-to-use mobile data services at optimum speed) and OmniGo, using the same platform as TeliaGo in Sweden.

- The launch of offerings under the Ezys brand in order to attract new customers with competitively priced basic mobile services has been very successful. At year end Omnitel had approximately 340,000 Ezys-customers.

Fixed communications

- Lietuvos Telekomas' sales decreased 11 percent year on year due to significantly lower price levels and lower fixed voice customer base. However, Internet and data services sales increased 9 percent and the number of broadband customers doubled to 50,000 during the year.

- Decreased sales caused EBITDA to decline, but the EBITDA margin is still strong.

- Lietuvos Telekomas is carrying out streamlining of the operations. During the year, Telekomas introduced new price models for fixed voice and developed additional offerings within Internet and broadband, including a low-price Internet service for household customers.

- Operating income improved due to negative impact from non-recurring items in the comparable year and discontinued goodwill amortization.

Fourth quarter

Mobile Communications

- In the fourth quarter net sales increased 7 percent year on year, and the EBITDA margin declined due to price erosion and increased sales and marketing costs.

Fixed Communications

- Net sales decreased 11 percent, but streamlining efforts improved the EBITDA margin.

Strong mobile and broadband customer growth in Latvia

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Mobile communications				
Net sales	527	474	2,049	1,855
of which external	517	468	2,010	1,835
EBITDA excl. non-recurring items	241	213	1,059	944
Margin (%)	45.7	44.9	51.7	50.9
Operating income	185	174	833	632
Operating income excl. non-recurring items and GWA	185	159	833	723
CAPEX	104	77	249	269
Fixed communications				
Income from associated companies	44	55	219	205
of which share of net income	25	32	141	117
of which amortization of goodwill	–	-3	–	0
of which amortization of fair value adjustments	19	26	78	88

Mobile communications

- Latvijas Mobilais Telefons (LMT) increased net sales 10 percent year on year due to customer growth. In local currency, the increase was 15 percent.

TeliaSonera
Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

- The number of end-customers climbed by 115,000 to 649,000 and customers through service providers increased by 28,000 to 103,000 during the year.

- Sales growth improved the EBITDA margin and discontinued goodwill amortization increased operating income.

- LMT focused on renewing its service portfolio during the year and introduced new price offerings. In December 2004, 3G services were launched in Riga.

Fixed communications

- Lattelekom (associated company, 49 percent holding) reported decreased sales but increased operating income and TeliaSonera's income from Lattelekom improved year on year.

- Lattelekom is investing in broadband services and during the year the number of broadband customers increased by 20,000 to 39,000. Fixed voice customers decreased further.

Fourth quarter

Mobile Communications

- In the fourth quarter, net sales jumped 11 percent year on year. In local currency, the increase was 16 percent.

- Sales growth improved the EBITDA margin.

Fixed Communications

- Lattelekom showed decreased sales and decreased operating income and TeliaSonera's income from Lattelekom declined year on year.

Eesti Telekom consolidated

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Mobile communications				
Income from associated companies	67	51	181	136
of which share of net income	70	65	196	215
of which amortization of goodwill	–	-12	–	-67
of which amortization of fair value adjustments	-3	-2	-15	-12
Fixed communications				
Income from associated companies	36	4	93	41
of which share of net income	37	12	98	84
of which amortization of goodwill	–	-7	–	-37
of which amortization of fair value adjustments	-1	-1	-5	-6

- In December 2004, TeliaSonera increased its ownership to over 50 percent of Eesti Telekom, which owns the mobile operator EMT and the fixed network operator Elion. As of December 28, Eesti Telekom is a consolidated subsidiary. In connection with the acquisition, a purchase price allocation was made, which led to a SEK 104 million write down of brand names.

TeliaSonera

Mobile communications
- EMT reported increased sales and unchanged operating income but TeliaSonera's income from EMT increased due to discontinued goodwill amortization.

- The number of mobile customers increased by 104,000 to 595,000.

- EMT has started Diil, a service provider that offers simple and competitively priced basic services in order to attract new customer segments.

Fixed communications
- Elion reported increased sales and increased operating income, and TeliaSonera's income from Elion improved year on year.

- The number of fixed voice customers decreased by 19,000 to 426,000, while the number of broadband customers increased by 26,000 to 77,000.

- Elion launched an attractive ADSL offering for homes with broadband access to the Internet and fixed voice services, including 20 hours of free calls for a fixed monthly fee.

- During 2004, Elion and EMT opened their first retail outlet for business customers in Estonia.

Fourth quarter
Mobile Communications
- In the fourth quarter EMT, showed increased sales and increased operating income and TeliaSonera's income from EMT improved year on year.

Fixed Communications
- Elion showed increased sales and increased operating income and TeliaSonera's income from Elion improved year on year.

Continued strong sales and profit growth in Eurasia

- In the Fintur Group, the year was characterized by strong growth and high profitability. The number of customers climbed by 1.5 million to 3.9 million. Together with increased ARPU, it pushed up sales 49 percent year on year. In local currencies, sales increased 64 percent.

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	1,151	808	4,084	2,742
of which external	1,150	807	4,082	2,740
EBITDA excl. non-recurring items	614	404	2,321	1,490
Margin (%)	53.3	50.0	56.8	54.3
Operating income	471	246	1,803	889
Operating income excl. non-recurring items and GWA	471	288	1,803	1,057
CAPEX	473	348	1,710	990

- Strong sales growth and effective cost control improved the already strong EBITDA margin, and operating income increased significantly.

- The strong growth, network roll-out and introduction of new services increased CAPEX.

- The position was strengthened or maintained in all markets in Eurasia (Azerbaijan, Georgia, Kazakhstan and Moldova). A number of new value added services were launched, and by year-end all four operators were offering GPRS and MMS services.

Fourth quarter
- In the fourth quarter, sales increased 42 percent year on year and the EBITDA margin further improved.

Customers more than doubled in Russia

- MegaFon (associated company, 44 percent holding) more than doubled its customer base from 6.2 million to 13.6 million in 2004. In absolute numbers, customer growth was strongest in the Southern and Northwestern regions. MegaFon enjoyed faster growth than its competitors and its market share climbed one percentage point to 18.4 percent during 2004.

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Share of net income	154	174	653	709
Amortization of goodwill	–	-47	–	-200
Income from associated companies	**154**	**127**	**653**	**509**

- The strong customer intake contributed to strong sales and earnings growth. Sales increased by approximately 80 percent and the EBITDA margin was maintained at 44 percent.

- Discontinued goodwill amortization increased TeliaSoneras income from MegaFon despite revaluation of loans (SEK 187 million) and exchange rate fluctuations.

- The network was built out to include the eastern part of the country and, at year-end, MegaFon was offering mobile services in 71 of Russia's 89 regions.

Fourth quarter
- During the fourth quarter, the number of customers climbed by 2.2 million.

- MegaFon continued to show strong sales and earnings growth and despite revaluation of loans (SEK 65 million) and exchange rate fluctuations, TeliaSonera's income from MegaFon increased year on year.

- MegaFon successfully issued a USD 375 million Eurobond loan in December to finance its network expansion.

Maintained strong position in Turkey, legal disputes settled

- Turkcell (associated company, 37.3 percent holding reported with a one-quarter lag) continues to benefit from the strong economic development in the country.

- Competition intensified in 2004 and Turkcell met the stiffer competition with more powerful marketing activities and further segmented offerings and strengthened its market position during the year.

- The customer base increased by 4.1million to 22.3 million which together with increased usage per customer created strong sales and earnings growth. Provisions within Turkcell and IFRS adjustments had, however, a negative impact on TeliaSonera's income from Turkcell year on year.

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Share of net income (US GAAP)	308	313	895	600
IFRS adjustments	-3	81	174	706
Amortization of goodwill	–	-121	–	-541
Amortization of fair value adjustments	-36	-33	-97	-147
Income from associated companies	**269**	**240**	**972**	**618**

- At the end of 2004 Turkcell settled the legal disputes with Turk Telecom and the Turkish Treasury.

Fourth quarter
- In the fourth quarter, net sales increased 26 percent to USD 969 million and earnings improved. The number of customers climbed by 1.4 million.

- A reversal of deferred tax assets of USD 215 million and IFRS adjustments had, however, a negative impact on TeliaSonera's income from Turkcell.

Write-down of assets in International Carrier

- The international carrier market continued to be weak due to overcapacity and falling prices. After an impairment test, TeliaSonera wrote down the net book value of International Carrier to zero. TeliaSonera aims to further develop the carrier business without changing its scope and strategy.

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	990	1,020	3,952	4,892
of which external	679	690	2,702	3,589
EBITDA excl. non-recurring items	151	100	167	144
Margin (%)	15.3	9.8	4.2	2.9
Operating income	-3,209	344	-3,642	-259
Operating income excl. non-recurring items and GWA	60	44	-296	-299
CAPEX	29	30	169	239

- Net sales fell 19 percent due to closedown of operations and substantial price erosion, but EBITDA improved somewhat compared to 2003. International Carrier, however, successfully strengthened its position, despite tough market conditions.

- Non-recurring items had a negative impact on operating income in the amount of SEK 3,344 million, of which the write-down was SEK 3,263 million.

- During the year, SEK 448 million of provisions for restructuring and synergy implementation was utilized. At the end of 2004, provisions totaled SEK 2,146 million.

Fourth quarter

- Net sales decreased 3 percent year on year due to price pressure.

- EBITDA improved and was positively affected by SEK 43 million (75) due to the termination of a long-term contract and by SEK 33 million due to exchange rate effects when liquidating a company in the U.S.

Series of divestments in Holding improved earnings

- During the year, some 20 holdings were sold in whole or in part, of which the largest were the divestitures of Telia Finans, Zed and the holdings in Eutelsat as well as the divestiture of the mobile operators MTC in Namibia and People's Telephone within the associated company Overseas Telecom.

SEK in millions, except percentages	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	297	516	1,470	1,628
of which external	253	435	1,285	1,389
EBITDA excl. non-recurring items	31	127	-5	110
Margin (%)	10.4	24.6	-0.3	6.8
Income from associated companies	364	-2	1,413	-1,176
Operating income	375	-28	1,878	-1,447
Operating income excl. non-recurring items and GWA	151	11	374	-603
CAPEX	7	22	43	211

- Divestments and improvements in the remaining operations have substantially increased operating income. Non-recurring items affected positively by capital gains from divestitures of SEK 1,504 million (-1,120), of which SEK 983 million was attributable to final recognition of gains related to Telefos.

- Operating income was even affected positively by certain capital gains and release of reserves totaling SEK 371 million. (Not reported as non-recurring items). In the fourth quarter, this effect was SEK 173 million through release of reserves.

- In the fourth quarter, agreements were signed for the sale of TeliaSonera's holding in Infonet Services Corporation, which is estimated to yield a capital loss of approximately SEK 60 million and cash inflow of approximately SEK 1,300 million during the first six months of 2005.

- Industri Kapital's acquisition of Eltel Networks Oy reduced TeliaSonera's holding in the Telefos Group from 49 to 25.6 percent.

Stockholm, February 11, 2005

Anders Igel
President and CEO

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

This report has not been reviewed by TeliaSonera's auditors.

Financial Information

Interim Report January–March 2005	April 26, 2005
Annual General Meeting, Stockholm	April 26, 2005
Shareholders' information meeting, Helsinki	April 27, 2005
Interim Report January–June 2005	August 3, 2005
Interim Report January–September 2005	October 25, 2005

Questions regarding content in the reports:

TeliaSonera AB
Investor Relations
SE–106 63 Stockholm, Sweden
Tel. +46 8 504 550 00
Fax +46 8 611 46 42
www.teliasonera.com/ir

Ordering of individual hard copies of the reports:

Tel. +46 372 851 42
Fax +46 372 843 56
www.teliasonera.com/ir

Definitions

EBITDA: An abbreviation of "Earnings Before Interest, Tax, Depreciation and Amortization." Equals operating income before depreciation, amortization and write-downs and before income from associated companies.

ARPU: Average monthly revenue per user.

Churn: The number of post-paid customers that have left the company expressed as a percentage of the average number of post-paid customers. All comparisons are with the previous quarter.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-December 2004
– Pro forma [1)]

Condensed Consolidated Income Statements

In millions, except per share data and no. of shares	Oct-Dec 2004 SEK	Oct-Dec 2004 EUR	Oct-Dec 2003 SEK	Jan-Dec 2004 SEK	Jan-Dec 2003 SEK
Net sales	21,252	2,354	21,054	81,937	81,772
Operating expenses	-14,237	-1,577	-13,612	-51,096	-51,450
EBITDA	**7,015**	**777**	**7,442**	**30,841**	**30,322**
Depreciation, amortization and write-downs	-6,628	-734	-4,559	-15,596	-17,564
Income from associated companies	913	101	499	3,548	382
Operating income	**1,300**	**144**	**3,382**	**18,793**	**13,140**
Net financial revenues and expenses	-221	-24	-282	-1,345	-794
Income after financial items	**1,079**	**120**	**3,100**	**17,448**	**12,346**
Income taxes	1,330	147	-116	-3,184	-3,706
Minority interests	-318	-35	-288	-1,300	-969
Net income	**2,091**	**232**	**2,696**	**12,964**	**7,671**
Earnings per share					
Basic	0.45	0.05	0.58	2.77	1.64
Diluted	0.45	0.05	0.58	2.77	1.64
Weighted average no. of shares (thousands)					
Basic	4,675,232	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,675,232	4,675,232	4,676,245	4,675,232	4,676,040
EBITDA excl. non-recurring items	7,457	826	7,143	30,196	30,690
Operating income excl. non-recurring items and GWA	5,076	562	4,178	20,859	18,810

1) Excluding Telia's Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Condensed Consolidated Balance Sheets

In millions	Dec 31, 2004 SEK	Dec 31, 2004 EUR	Dec 31, 2003 SEK
Assets			
Intangible fixed assets	70,493	7,809	61,820
Tangible fixed assets	47,542	5,267	49,161
Financial fixed assets	35,110	3,890	42,061
Total fixed assets	*153,145*	*16,966*	*153,042*
Inventories, etc.	655	73	501
Receivables	21,605	2,393	24,170
Short-term investments	12,070	1,337	8,658
Cash and bank	5,543	614	3,689
Total current assets	*39,873*	*4,417*	*37,018*
Total assets	**193,018**	**21,383**	**190,060**
Shareholders' equity and liabilities			
Shareholders' equity	121,656	13,477	112,393
Minority interests	7,457	826	3,441
Provisions for pensions and employee contracts	–	–	522
Deferred tax liability, other provisions	13,402	1,485	14,775
Total provisions	*13,402*	*1,485*	*15,297*
Long-term loans	12,942	1,434	25,867
Short-term loans	11,733	1,300	4,687
Non-interest bearing liabilities	25,828	2,861	28,375
Total liabilities	*50,503*	*5,595*	*58,929*
Total shareholders' equity and liabilities	**193,018**	**21,383**	**190,060**

Condensed Consolidated Cash Flow Statements

In millions	Oct-Dec 2004 SEK	Oct-Dec 2004 EUR	Oct-Dec 2003 SEK	Jan-Dec 2004 SEK	Jan-Dec 2003 SEK
Cash flow from operating activities	**6,500**	**720**	**6,651**	**24,403**	**26,554**
Intangible and tangible assets acquired (cash CAPEX)	-3,235	-358	-3,342	-10,285	-9,055
Free cash flow	*3,265*	*362*	*3,309*	*14,118*	*17,499*
Cash flow from other investing activities	-4,552	-504	894	2,294	3,334
Total cash flow from investing activities	**-7,787**	**-862**	**-2,448**	**-7,991**	**-5,721**
Cash flow before financing activities	*-1,287*	*-142*	*4,203*	*16,412*	*20,833*
Cash flow from financing activities	**866**	**96**	**-903**	**-11,102**	**-14,162**
Cash flow for the period	**-421**	**-46**	**3,300**	**5,310**	**6,671**

Segment Information

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales [1]				
Sweden	10,296	10,809	40,448	42,601
Mobile	3,000	3,118	12,059	12,312
Fixed [2]	7,296	7,691	28,389	30,289
Finland	4,560	4,655	18,267	17,697
Mobile	2,737	2,786	11,177	10,898
Fixed [2]	1,823	1,869	7,090	6,799
Norway - mobile	1,612	1,459	6,299	6,081
Denmark	1,587	1,036	4,495	3,278
Mobile	964	431	2,406	1,552
Fixed [2]	623	605	2,089	1,726
Baltic countries	1,495	1,482	5,868	5,881
Lithuania – mobile	547	511	2,134	2,032
Lithuania – fixed	478	537	1,906	2,136
Latvia – mobile	527	474	2,049	1,855
Other	-57	-40	-221	-142
Eurasia - mobile	1,151	808	4,084	2,742
Russia	0	0	0	0
International Carrier	990	1,020	3,952	4,892
Holding	297	516	1,470	1,628
Corporate	0	1	2	4
Eliminations	-736	-732	-2,948	-3,032
The Group	**21,252**	**21,054**	**81,937**	**81,772**

1) For information about external net sales per product area: www.teliasonera.com/ir

2) Including eliminations between fixed and mobile communications

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
EBITDA				
Sweden	4,214	4,029	17,375	17,382
Mobile	1,226	1,263	5,129	5,529
Fixed	2,988	2,766	12,246	11,853
Finland	1,348	1,498	6,628	6,668
Mobile	1,113	1,185	5,076	5,136
Fixed	235	313	1,552	1,532
Norway - mobile	519	550	2,059	2,499
Denmark	59	123	272	70
Mobile	-119	52	-92	-91
Fixed	178	71	364	161
Baltic countries	647	607	2,795	2,796
Lithuania – mobile	208	203	914	900
Lithuania – fixed	208	225	887	1,009
Latvia – mobile	241	213	1,059	944
Other	-10	-35	-65	-57
Eurasia - mobile	614	404	2,321	1,490
Russia	0	0	0	0
Turkey	0	0	1	0
International Carrier	-195	425	-177	237
Holding	17	127	516	110
Corporate	-206	-316	-871	-964
Eliminations	-2	-4	-78	34
The Group	**7,015**	**7,442**	**30,841**	**30,322**

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
EBITDA excl. non-recurring items				
Sweden	4,144	4,000	16,730	17,723
Mobile	1,226	1,263	5,129	5,529
Fixed	2,918	2,737	11,601	12,194
Finland	1,370	1,553	6,663	6,738
Mobile	1,113	1,249	5,076	5,200
Fixed	257	304	1,587	1,538
Norway - mobile	519	550	2,059	2,499
Denmark	201	123	414	70
Mobile	23	52	50	-91
Fixed	178	71	364	161
Baltic countries	647	606	2,795	2,846
Lithuania – mobile	208	203	914	900
Lithuania – fixed	208	225	887	1,059
Latvia – mobile	241	213	1,059	944
Other	-10	-35	-65	-57
Eurasia - mobile	614	404	2,321	1,490
Russia	0	0	0	0
Turkey	0	0	1	0
International Carrier	151	100	167	144
Holding	31	127	-5	110
Corporate	-220	-316	-871	-964
Eliminations	0	-4	-78	34
The Group	**7,457**	**7,143**	**30,196**	**30,690**

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Depreciation, amortization and write-downs				
Sweden	-1,167	-1,814	-4,693	-6,484
of which amortization of goodwill	*–*	*-1*	*–*	*-3*
Finland	-835	-1,228	-3,350	-4,757
of which amortization of goodwill	*–*	*-406*	*–*	*-1,478*
of which amortization of fair value adjustments	*-197*	*-194*	*-804*	*-762*
Norway	-262	-510	-876	-2,076
of which amortization of goodwill	*–*	*-302*	*–*	*-1,260*
Denmark	-769	-145	-1,181	-619
of which amortization of goodwill	*–*	*3*	*–*	*-14*
of which amortization of fair value adjustments	*-29*	*–*	*-29*	*–*
Baltic countries	-438	-476	-1,490	-2,181
of which amortization of goodwill	*–*	*-83*	*–*	*-486*
of which amortization of fair value adjustments	*-111*	*-11*	*-129*	*-43*
Eurasia	-143	-157	-518	-600
of which amortization of goodwill	*–*	*-41*	*–*	*-168*
of which amortization of fair value adjustments	*-3*	*-2*	*-9*	*-8*
International Carrier	-3,014	-81	-3,465	-496
of which amortization of goodwill	*–*	*0*	*–*	*-1*
Holding	-6	-153	-51	-380
of which amortization of goodwill	*–*	*0*	*–*	*-4*
of which amortization of fair value adjustments	*0*	*0*	*-15*	*1*
Corporate	-4	-4	-14	-12
Eliminations	10	9	42	41
The Group	**-6,628**	**-4,559**	**-15,596**	**-17,564**
of which amortization of goodwill	*–*	*-831*	*–*	*-3,414*
of which amortization of fair value adjustments	*-339*	*-207*	*-986*	*-813*

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Income from associated companies				
Sweden	-25	-2	14	-6
Finland	2	43	0	70
Denmark	-1	-12	0	-12
Baltic countries	148	105	494	379
Latvia – fixed	44	55	219	205
Share of net income	*25*	*32*	*141*	*117*
Amortization of goodwill	*–*	*-3*	*–*	*0*
Amortization of fair value adjustments	*19*	*26*	*78*	*88*
Estonia – mobile	67	51	181	136
Share of net income	*70*	*65*	*196*	*215*
Amortization of goodwill	*–*	*-12*	*–*	*-67*
Amortization of fair value adjustments	*-3*	*-2*	*-15*	*-12*
Estonia – fixed	36	4	93	41
Share of net income	*37*	*12*	*98*	*84*
Amortization of goodwill	*–*	*-7*	*–*	*-37*
Amortization of fair value adjustments	*-1*	*-1*	*-5*	*-6*
Eurasia	–	0	–	0
Russia	154	127	653	509
Share of net income	*154*	*174*	*653*	*709*
Amortization of goodwill	*–*	*-47*	*–*	*-200*
Turkey	269	240	972	618
Share of net income (U.S. GAAP)	*308*	*313*	*895*	*600*
IFRS adjustments	*-3*	*81*	*174*	*706*
Amortization of goodwill	*–*	*-121*	*–*	*-541*
Amortization of fair value adjustments	*-36*	*-33*	*-97*	*-147*
Holding	364	-2	1,413	-1,176
Share of net income	*93*	*75*	*621*	*-271*
Capital gains/losses	*271*	*-87*	*859*	*251*
Write-downs	*0*	*-163*	*-67*	*-1,435*
Amortization of goodwill	*–*	*173*	*–*	*279*
Amortization of fair value adjustments	*0*	*0*	*0*	*0*
Corporate	0	0	0	0
Eliminations	2	0	2	0
The Group	**913**	**499**	**3,548**	**382**

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Operating income				
Sweden	3,021	2,212	12,696	10,893
Finland	515	314	3,278	1,981
Norway	257	40	1,183	423
Denmark	-711	-35	-909	-561
Baltic countries	357	235	1,799	994
Eurasia	471	246	1,803	889
Russia	154	127	653	509
Turkey	269	240	973	618
International Carrier	-3,209	344	-3,642	-259
Holding	375	-28	1,878	-1,447
Corporate	-209	-320	-885	-976
Eliminations	10	7	-34	76
The Group	**1,300**	**3,382**	**18,793**	**13,140**

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Operating income excl. non-recurring items and GWA				
Sweden	2,951	2,184	12,051	11,236
Finland	537	775	3,313	3,529
Norway	307	342	1,275	1,711
Denmark	-72	-38	-270	-547
Baltic countries	461	348	1,903	1,753
Eurasia	471	288	1,803	1,057
Russia	154	174	653	709
Turkey	269	361	973	1,158
International Carrier	60	44	-296	-299
Holding	151	11	374	-603
Corporate	-224	-320	-885	-976
Eliminations	11	9	-35	82
The Group	**5,076**	**4,178**	**20,859**	**18,810**

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
CAPEX				
Sweden	1,170	1,221	3,974	3,105
Finland	738	899	2,375	2,348
Norway	460	382	866	861
Denmark	232	157	485	391
Baltic countries	249	224	717	758
Eurasia	473	348	1,710	990
International Carrier	29	30	169	239
Holding	7	22	43	211
Corporate	16	53	19	57
Eliminations	0	0	-2	0
The Group	**3,374**	**3,336**	**10,356**	**8,960**

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Number of employees				
Sweden				
At the end of the period	11,256	10,948	11,256	10,948
Average for the period	11,179	10,116	10,346	10,476
Finland				
At the end of the period	6,795	6,661	6,795	6,661
Average for the period	6,318	6,397	6,427	5,984
Norway				
At the end of the period	709	722	709	722
Average for the period	707	725	713	718
Denmark				
At the end of the period	1,730	1,030	1,730	1,030
Average for the period	1,565	979	1,150	1,014
Baltic countries				
At the end of the period	6,222	4,741	6,222	4,741
Average for the period	4,133	4,499	4,271	5,011
Eurasia				
At the end of the period	1,272	1,024	1,272	1,024
Average for the period	1,252	953	1,136	962
Russia				
At the end of the period	1	1	1	1
Average for the period	1	1	1	1
Turkey				
At the end of the period	3	3	3	3
Average for the period	3	3	3	3
International Carrier				
At the end of the period	526	555	526	555
Average for the period	530	556	539	658
Holding				
At the end of the period	288	711	288	711
Average for the period	303	769	507	816
Corporate				
At the end of the period	280	298	280	298
Average for the period	277	240	288	263
The Group				
At the end of the period	**29,082**	**26,694**	**29,082**	**26,694**
Average for the period	**26,268**	**25,238**	**25,381**	**25,906**

Quarterly Data

SEK in millions, except per share data	Oct-Dec 2004	Jul-Sep 2004[*)]	Apr-Jun 2004[*)]	Jan-Mar 2004[*)]	Oct-Dec 2003
Net sales	21,252	20,496	20,422	19,767	21,054
EBITDA	7,015	8,297	7,938	7,591	7,442
Depreciation, amortization and write-downs	-6,628	-3,006	-2,969	-2,993	-4,559
Income from associated companies	913	1,369	681	585	499
Operating income	1,300	6,660	5,650	5,183	3,382
Income after financial items	1,079	5,985	5,489	4,895	3,100
Net income	2,091	4,320	3,148	3,405	2,696
Earnings per share					
Basic (SEK)	0.45	0.92	0.67	0.73	0.58
Diluted (SEK)	0.45	0.92	0.67	0.73	0.58
Investments	12,911	3,075	2,683	2,051	4,474
of which CAPEX	3,374	2,599	2,625	1,758	3,336
Cash flow from operating activities	6,500	7,673	6,246	3,984	6,651
Free cash flow	3,265	5,068	3,591	2,194	3,309
EBITDA excl. non-recurring items	7,457	8,212	7,327	7,200	7,143
Operating income excl. non-recurring items and GWA	5,076	5,898	5,063	4,822	4,178

[*)] Restated

Non-Recurring Items

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Within EBITDA	**-442**	**299**	**645**	**-368**
Restructuring charges, synergy implementation costs, etc.:				
Sweden	-78	29	-96	-341
Finland	-22	-55	-35	-70
Denmark mobile	-142	–	-142	–
Lithuania fixed	–	–	–	-50
International Carrier	45	350	61	-7
Corporate	13	–	0	–
Certain pension-related items:				
Sweden	148	–	741	–
Write-downs:				
International Carrier	-394	–	-394	–
Provisions (FX rate effect):				
International Carrier	3	-25	-11	100
Capital gains:				
Telia Finans	-30	–	399	–
Sonera Zed	15	–	122	–
Within Depreciation, amortiza-tion and write-downs	**-3,572**	**-35**	**-3,694**	**-203**
Accelerated depreciation:				
Norway	-3	–	-46	–
International Carrier	-16	–	-90	–
Write-downs:				
Norway	-46	–	-46	-29
Denmark mobile	-497	–	-497	–
Lithuania fixed	–	-10	–	-120
Estonia mobile	-74	–	-74	–
Estonia fixed	-30	–	-30	–
International Carrier	-2,906	-25	-2,911	-54
Within Income from associates	**238**	**-212**	**983**	**-1,120**
Capital gains/losses:				
Bharti Mobile	–	–	–	341
Metro One	–	-110	–	-110
Write-downs:				
Metro One	–	–	–	-151
Infonet	–	–	–	-1,028
Provisions and other:				
Telefos	238	–	983	–
INGROUP, etc.	–	-102	–	-172
Within Financial net	**–**	**-213**	**-609**	**-22**
Capital gains/losses:				
Netia	–	–	–	594
Metro One	–	-48	–	-48
Other financial investments	–	–	–	-42
Write-downs:				
Xfera (3G Spain)	–	–	-111	–
Metro One	–	-12	–	-12
Other financial investments	–	–	–	-361
Provisions:				
IPSE (3G Italy)	–	-153	–	-153
Xfera (3G Spain)	–	–	-498	–
Total	**-3,776**	**-161**	**-2,675**	**-1,713**

Number of Customers [1]

In thousands	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003
Consolidated operations					
Mobile	**15,411**	**13,434**	**12,732**	**12,287**	**11,904**
Sweden	4,243	4,160	4,045	3,972	3,838
Finland	2,297	2,264	2,266	2,321	2,428
Norway	1,308	1,249	1,239	1,190	1,195
Denmark	1,115	462	467	470	472
Lithuania	1,338	1,226	1,139	1,101	1,052
Latvia	649	614	575	554	534
Estonia	595	–	–	–	–
Eurasia	3,866	3,459	3,001	2,679	2,385
Internet	**2,017**	**1,811**	**1,759**	**1,738**	**1,686**
Sweden	1,350	1,277	1,245	1,239	1,222
of which broadband	533	472	440	423	399
Finland	356	338	323	314	299
of which broadband	243	214	189	174	150
Denmark, broadband	126	120	117	113	104
Lithuania	86	76	74	72	61
of which broadband	50	40	34	31	25
Estonia	99	–	–	–	–
Cable TV, Denmark	**201**	**198**	**196**	**196**	**195**
Fixed voice	**8,312**	**7,937**	**8,000**	**8,042**	**8,087**
Sweden	6,115	6,173	6,209	6,248	6,283
Finland	740	760	779	790	804
Denmark	212	183	188	179	172
Lithuania	819	821	824	825	828
Estonia	426	–	–	–	–
Associated companies					
Mobile	**35,948**	**32,944**	**29,277**	**27,095**	**24,867**
Estonia	–	557	531	508	492
Russia	13,648	11,487	9,046	7,587	6,175
Turkey [2]	22,300	20,900	19,700	19,000	18,200
Internet	**39**	**121**	**112**	**115**	**106**
Latvia, broadband	39	32	26	23	19
Estonia	–	89	86	92	87
Fixed voice	**631**	**1,061**	**1,073**	**1,091**	**1,099**
Latvia	631	633	641	651	654
Estonia	–	428	432	440	445

1)   For further operational data: www.teliasonera.com/ir

2)   Turkcell figures are reported with a one-quarter lag

TeliaSonera January-December 2004
– Legal [1]

Condensed Consolidated Income Statements

SEK in millions, except per share data and number of shares	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	21,252	21,054	81,937	82,425
Costs of production	-11,857	-12,203	-43,104	-46,688
Gross income	**9,395**	**8,851**	**38,833**	**35,737**
Selling, admin., and R&D expenses	-5,940	-6,506	-21,367	-23,161
Other operating revenues and expenses, net	-3,068	538	-2,221	1,752
Income from associated companies	913	499	3,548	382
Operating income	**1,300**	**3,382**	**18,793**	**14,710**
Net financial revenues and expenses	-221	-282	-1,345	-811
Income after financial items	**1,079**	**3,100**	**17,448**	**13,899**
Income taxes	1,330	-116	-3,184	-3,850
Minority interests	-318	-288	-1,300	-969
Net income	**2,091**	**2,696**	**12,964**	**9,080**
Earnings per share (SEK)				
Basic	0.45	0.58	2.77	1.95
Diluted	0.45	0.58	2.77	1.95
Weighted average number of shares (thousands)				
Basic	4,675,232	4,675,232	4,675,232	4,667,618
Diluted	4,675,232	4,676,245	4,675,232	4,668,426

1) Including Telia's Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Condensed Consolidated Balance Sheets

SEK in millions	Dec 31, 2004	Dec 31, 2003
Assets		
Intangible fixed assets	70,493	61,820
Tangible fixed assets	47,542	49,161
Financial fixed assets	35,110	42,061
Total fixed assets	*153,145*	*153,042*
Inventories, etc.	655	501
Receivables	21,605	24,170
Short-term investments	12,070	8,658
Cash and bank	5,543	3,689
Total current assets	*39,873*	*37,018*
Total assets	**193,018**	**190,060**
Shareholders' equity and liabilities		
Shareholders' equity	121,656	112,393
Minority interests	7,457	3,441
Provisions for pensions and employee contracts	–	522
Deferred tax liability, other provisions	13,402	14,775
Total provisions	*13,402*	*15,297*
Long-term loans	12,942	25,867
Short-term loans	11,733	4,687
Non-interest-bearing liabilities	25,828	28,375
Total liabilities	*50,503*	*58,929*
Total equity and liabilities	**193,018**	**190,060**

TeliaSonera

Condensed Consolidated Cash Flow Statements

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Cash flow before change in working capital	5,704	5,144	24,686	25,964
Change in working capital	796	1,507	-283	479
Cash flow from operating activities	**6,500**	**6,651**	**24,403**	**26,443**
Intangible and tangible fixed assets acquired (cash CAPEX)	-3,235	-3,342	-10,285	-9,092
Free cash flow	*3,265*	*3,309*	*14,118*	*17,351*
Cash flow from other investing activities	-4,552	894	2,294	5,649
Total cash flow from investing activities	**-7,787**	**-2,448**	**-7,991**	**-3,443**
Cash flow before financing activities	*-1,287*	*4,203*	*16,412*	*23,000*
Cash flow from financing activities	**866**	**-903**	**-11,102**	**-16,412**
Cash flow for the period	**-421**	**3,300**	**5,310**	**6,588**
Cash and cash equivalents, opening balance	**17,781**	**8,565**	**12,069**	**5,465**
of which short-term investments up to and including three months	13,536	5,213	8,380	2,634
of which cash and bank	4,245	3,352	3,689	2,831
Cash flow for the period	-421	3,300	5,310	6,588
Exchange rate differences in cash and cash equivalents	-115	204	-134	16
Cash and cash equivalents, closing balance	**17,245**	**12,069**	**17,245**	**12,069**
of which short-term investments up to and including three months	11,702	8,380	11,702	8,380
of which cash and bank	5,543	3,689	5,543	3,689
Net interest-bearing liability, opening balance	**3,550**	**11,664**	**8,847**	**25,034**
Change in net borrowings	810	-3,215	-4,584	-16,485
Change in pension provisions	-619	398	-522	298
Net interest-bearing liability, closing balance	**3,741**	**8,847**	**3,741**	**8,847**

Condensed Consolidated Statements of Changes in Shareholders' Equity

SEK in millions	Dec 31, 2004	Dec 31, 2003
Opening balance	**112,393**	**108,829**
Transactions with outside parties	-12	-13
Differences arising from translation of foreign operations	-2,253	-8,101
Inflation adjustments	1,452	2,427
Revaluing fair values of net assets in associates becoming consolidated subsidiaries	1,641	–
Reporting financial instruments at fair value	146	-10
Dividend	-4,675	-1,870
New share issue	–	2,051
Net income for the period	12,964	9,080
Closing balance	**121,656**	**112,393**

TeliaSonera

Long-Lived Assets

SEK in millions	Goodwill Dec 31, 2004	Goodwill Dec 31, 2003	Other intangibles Dec 31, 2004	Other intangibles Dec 31, 2003	Tangibles Dec 31, 2004	Tangibles Dec 31, 2003
Opening balance	**52,922**	**58,584**	**8,898**	**9,522**	**49,161**	**56,172**
Purchases	4,413	1,902	5,278	1,292	10,425	8,446
Operations acquired	13	–	555	30	2,228	255
Dismantling/-restoration	–	–	–	–	–	106
Sales/discards	-1	–	-44	-131	-159	-356
Operations divested	-47	–	14	-5	-183	-1,420
Reclassifications	404	-458	653	432	-523	-455
Amortization, depreciation	–	-3,450	-1,807	-1,686	-10,215	-11,872
Write-downs, reversals of write-downs	-16	-38	-621	-301	-2,958	-332
CAPEX contribution from CATV customers	–	–	–	–	–	74
Advances	–	–	2	0	26	49
Inflation adjustments	–	–	–	–	–	-7
Exchange rate differences	-12	-3,618	-111	-255	-260	-1,499
Closing balance	**57,676**	**52,922**	**12,817**	**8,898**	**47,542**	**49,161**

Investments

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
CAPEX	**3,374**	**3,336**	**10,356**	**9,373**
Intangible fixed assets	243	107	752	850
Tangible fixed assets	3,131	3,229	9,604	8,523
Acquisitions	**9,537**	**1,277**	**10,364**	**2,745**
Goodwill and fair value adjustments	9,237	1,157	9,785	2,413
Shares and participations	300	120	579	332
Total	**12,911**	**4,613**	**20,720**	**12,118**

Net Interest-Bearing Liability

SEK in millions	Dec 31, 2004	Dec 31, 2003
Long-term and short-term loans	24,675	30,554
Less: Short-term investments, cash and bank	-17,613	-12,347
Net debt	**7,062**	**18,207**
Less: Interest-bearing financial assets	-2,448	-6,112
Interest-bearing receivables	-873	-3,770
Total net borrowings	**3,741**	**8,325**
Provisions for pensions	–	522
Total net interest-bearing liability	**3,741**	**8,847**

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial Instruments

SEK in millions	Dec 31, 2004 Book value	Dec 31, 2004 Fair value	Dec 31, 2003 Book value	Dec 31, 2003 Fair value
Equity participations in associated companies	19,613	32,024	20,401	23,315
Other holdings of securities	531	531	558	558
Receivables for pensions	573	573	–	–
Other long- and short-term receivables	1,691	1,691	8,824	8,736
Short-term investments	368	368	278	278
Interest rate swaps received	5,757	5,757	2,178	2,178
Interest rate swaps paid	-5,543	-5,543	-2,084	-2,084
FX interest rate swaps received	4,781	4,781	5,989	5,989
FX interest rate swaps paid	-4,469	-4,469	-5,583	-5,583
Other currency derivatives	54	54	84	84
Total assets	**23,356**	**35,767**	**30,645**	**33,471**
Provisions for pensions	–	–	522	522
Long-term loans	12,975	13,241	25,940	27,023
Short-term loans	11,736	12,215	4,686	4,710
Interest rate swaps received	-1,313	-1,313	-1,314	-1,314
Interest rate swaps paid	1,471	1,471	1,442	1,442
FX interest rate swaps received	-2,340	-2,340	-1,795	-1,795
FX interest rate swaps paid	2,471	2,471	1,927	1,927
Other currency derivatives	12	12	85	85
Total liabilities	**25,012**	**25,757**	**31,493**	**32,600**
Less book value of:				
- pensions	–		-522	
- accrued interest	-325		-332	
- other currency derivatives	-12		-85	
Book value of interest-bearing liabilities	**24,675**		**30,554**	
FX swaps/forward contracts (portfolio)				
Purchases of foreign currency	6,599	6,599	15,030	15,030
Sales of foreign currency	3,936	3,936	5,075	5,075

Deferred Tax

SEK in millions	Dec 31, 2004	Dec 31, 2003
Deferred tax liability	7,906	8,537
Deferred tax asset	-12,138	-14,960
Net deferred tax asset (-)/liability (+)	**-4,232**	**-6,423**

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Contingent Assets and Contingent Liabilities

SEK in millions	Dec 31, 2004	Dec 31, 2003
Contingent assets	–	–
Collateral pledged		
Real estate mortgages	20	20
Chattel mortgages	15	262
Shares in subsidiaries	–	570
Shares in associated companies	513	642
Current receivables	38	36
Blocked funds in bank accounts	1,089	1,259
Total	1,675	2,789
Contingent liabilities		
Credit guarantees, associated companies	1,016	726
Performance guarantees, associated companies and other minority holdings	741	1,159
Other guarantees, etc.	548	1,038
FPG/PRI, other pension guarantees	182	176
Total	2,487	3,099

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

SEK in millions	Dec 31, 2004	Dec 31, 2003
Intangible fixed assets	59	40
Tangible fixed assets	2,126	2,140
Associated companies and other minority holdings	1,884	3,093
Total	4,069	5,273

Basis for Presentation

General. As in the annual accounts for 2003, TeliaSonera's consolidated financial statements as of and for the three-month period and the year ended December 31, 2004, have been prepared in accordance with International Financial Reporting Standards (IFRS). The parent company TeliaSonera AB's financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 "Interim Financial Reporting."

New accounting standards. Between December 17, 2003 and May 27, 2004, a number of new standards, several revised standards and one new interpretation were published (see details in the Q2 Interim Report). One former standard was withdrawn and the revisions superseded a number of previously published interpretations (see details in the Q1 Interim Report).

On December 9, 2004, IFRS 6 "Exploration for and Evaluation of Mineral Resources" was issued. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. Earlier application is encouraged, and if an entity

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

adopts IFRS 6 before January 1, 2006, transitional relief is available for some comparative disclosures.

On December 16, 2004, an amendment to IAS 19 "Employee Benefits" was issued. Under the amendment, entities that at present spread actuarial gains and losses over the service lives of the employees are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss.

On November 11, 2004, an amendment to SIC-12 "Consolidation - Special Purpose Entities" was published. The amendment removes two scope exclusions in SIC-12 to ensure consistency with the requirements of IFRS 2 and IAS 19. The amendment is effective for annual periods beginning on or after January 1, 2005. If an entity applies IFRS 2 for an earlier period, this amendment shall be applied for that earlier period.

On November 25, 2004, IFRIC 2 "Members' Shares in Co-operative Entities and Similar Instruments" was released, giving guidance on the classification of members' shares in co-operative entities either as financial liabilities or as equity. On December 2, 2004, IFRIC 3 "Emission Rights" and IFRIC 4 "Determining whether an Arrangement contains a Lease" were released. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 "Leases." On December 16, 2004, IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 5 is effective for annual periods beginning on or after January 1, 2006, with earlier adoption encouraged.

TeliaSonera's future adoption of IFRS 2 (including the amended SIC-12), IFRS 4, IFRS 5 and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not, and the adoption of IFRIC 2 do not entail such a change in accounting principles that require restatement of comparative figures. TeliaSonera already complied with IFRIC 1 and IFRIC 4. IFRS 6, IAS 40, IFRIC 3 and IFRIC 5 are not applicable to TeliaSonera. When adopting IAS 1 and IAS 27, TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component within shareholders' equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera is currently investigating possible benefits of recognizing actuarial gains and losses according to the new option allowed under the amended IAS 19.

Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involves, among other things, that goodwill and other intangible assets with indefinite useful life will no longer be amortized but tested for impairment at least annually and that the minority interest should include minority shareholders' part of the fair value of assets acquired and liabilities assumed. TeliaSonera has decided to adopt IFRS 3 as of January 1, 2004 (see "Restated quarterly data" below).

Change in estimates. Effective January 1, 2004, the depreciation rate for copper cables in the fixed local access network in Sweden has been changed from 8 years to 20 years and for switching equipment for ADSL customers from 3 years to 10 years.

Restated segment reporting. Some adjustments of TeliaSonera's business organization were implemented in 2004. Hence, segment information in this report has been restated.

Restated quarterly data. In the second quarter of 2004, TeliaSonera decided to retrospectively adopt IFRS 3 as of January 1, 2004. The adoption impacted the first quarter results for 2004.

Further in 2004, TeliaSonera went through its agreements for third-party content services and in the fourth quarter decided to change its method of reporting content service revenues from a gross method to a net method, when it is clear under the agreement that TeliaSonera does not bear the risk and responsibility for the content. Such services are billed by Telia-Sonera Sweden and have previously been reported on a gross basis in net sales. Net sales were retroactively restated for the first three quarters of 2004. The change has no impact on EBITDA and operating income.

Restatements	Jul-Sep	Apr-Jun	Jan-Mar
SEK in millions	**2004**	**2004**	**2004**
Net sales	-153	-167	-179
Depreciation, amortization and write-downs	–	–	830
Income from associated companies	–	–	231
Operating income	**–**	**–**	**1,061**
Income after financial items	**–**	**–**	**1,061**
Net income	**–**	**–**	**1,061**

Changes in Group Composition

Metro One. On January 14, 2004, TeliaSonera sold its remaining shareholding in Metro One Telecommunications, Inc.

INGROUP. On February 20, 2004, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent stake, sold all of their shares to Manpower.

Zed. On January 13, 2004, Yahoo!, sold back its 16 percent holding in Sonera Zed Oy to TeliaSonera, whereby Zed became a wholly owned subsidiary of TeliaSonera. On September 10, 2004, TeliaSonera sold Zed to the Spanish interactive media group Wisdom Entertainment.

Eutelsat. TeliaSonera's minority holding in the satellite company Eutelsat S.A. was sold in February 2004.

Telia Finans. On March 1, 2004, TeliaSonera sold its wholly owned subsidiary, the Swedish leasing company Telia Finans AB, to De Lage Landen International B.V.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Sturenportti. On February 27, 2004, TeliaSonera purchased all shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund.

Omnitel. On August 17, 2004, TeliaSonera acquired 10 percent of the shares in UAB Omnitel of Lithuania from the Kazickas family, making Omnitel fully owned by TeliaSonera.

Orange Denmark. On October 11, 2004, TeliaSonera acquired France Telecom's Danish subsidiary, the mobile operator Orange A/S.

Infonet. On November 8, 2004, the major shareholders of Infonet Services Corporation, including TeliaSonera with a 20 percent holding, announced that they were to sell their stakes in Infonet to British Telecommunications plc. The transaction is subject to approval from anti-trust and other authorities and is expected to be completed during the first half year of 2005.

Eesti Telekom. On December 28, 2004, TeliaSonera became the owner of slightly more than 50 percent of the shares in Eesti Telekom, making Eesti Telekom a consolidated subsidiary. Exceeding the 50 percent threshold required TeliaSonera to make a mandatory public offer for the remaining shares in Eesti Telekom. The offer period expires on February 23, 2005.

Acquisitions of Orange Denmark and Eesti Telekom

On October 11, 2004 TeliaSonera for cash consideration acquired Orange's mobile operations in Denmark (Orange Denmark). After the acquisition of shares over the Tallinn Stock Exchange, the previously associated company AS Eesti Telekom became a majority-owned subsidiary of TeliaSonera as of December 28, 2004.

The acquisitions have been accounted for using the purchase method. Under this method, TeliaSonera has allocated the total purchase price to assets acquired and liabilities assumed based on their relative fair values. The determination of fair values has been based on independent appraisal. The results of the Danish mobile operations have been included in the consolidated financial statements since October 11, 2004, while the results of the Estonian operations will be recorded as share of earnings in associated companies under the equity method during 2004 and will be included in the consolidated financial statements as of January 1, 2005.

Purchase consideration and goodwill SEK in millions	Orange Denmark	Eesti Telekom
Purchase consideration		
Cash consideration	5,522	472
Consideration in terms of new share issue (prior to 2004)	–	1,843
Transaction related direct expenses	26	–
Total purchase consideration	**5,548**	**2,315**
Less fair value of net assets acquired	-1,685	-1,655
Less amortization of fair values before the company becoming a subsidiary	–	-142
Less goodwill (net of amortization until 2003) before the company becoming a subsidiary	–	-515
Additional goodwill	**3,863**	**3**

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The determination of fair values of assets acquired and liabilities assumed is based on preliminary appraisal; thus, such values and goodwill are subject to refinement.

| Cash flow effects | Orange | Eesti |
SEK in millions	Denmark	Telekom
Total cash purchase consideration	5,548	472
Less paid before the company becoming a subsidiary	–	-461
– of which in 2004	–	95
Less acquired cash and cash equivalents	-183	-840
Net cash outflow (+)/inflow (-) from acquisition	5,365	-734

Related Party Transactions

Svenska UMTS-nät. TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In the three-month period ended December 31, 2004, TeliaSonera sold services and products to Svenska UMTS-nät worth SEK 53 million and purchased services and products worth SEK 1 million. In the year ended December 31, 2004, TeliaSonera sold services and products worth SEK 180 million and purchased services and products worth SEK 43 million. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of December 31, 2004, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät.

Lattelekom. TeliaSonera holds a participating interest in Lattelekom SIA. In the three-month period ended December 31, 2004, TeliaSonera sold services and products to Lattelekom worth SEK 21 million and purchased services and products worth SEK 14 million. In the year ended December 31, 2004, TeliaSonera sold services and products worth SEK 112 million and purchased services and products worth SEK 70 million.

MegaFon. TeliaSonera holds a participating interest in OAO MegaFon. As of December 31, 2004, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 326 million.

Infonet. TeliaSonera owns a participating interest in Infonet Services Corp. In the three-month period ended December 31, 2004, TeliaSonera sold services and products to Infonet worth SEK 7 million and purchased services and products worth SEK 24 million. In the year ended December 31, 2004, TeliaSonera sold services and products worth SEK 35 million and purchased services and products worth SEK 116 million.

Telefos. TeliaSonera owns 26 percent of the shares in Telefos AB. As of December 31, 2004, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 97 million. In the three-month period ended December 31, 2004, TeliaSonera sold services and products worth SEK 22 million to the Telefos Group and purchased services and products worth SEK 449 million. In the year ended December 31, 2004, TeliaSonera sold services and products worth SEK 94 million and purchased services and products worth SEK 1,908 million. Some services purchased by TeliaSonera referred to construction of fixed assets.

TeliaSonera

Year-End Report January-December 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Other relationships. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Loan Financing and Credit Rating

The positive cash-flow generation in 2004 has led to a significant reduction of the Group's net debt. Besides repayment of scheduled redemptions, some buying back of outstanding bonds, originally issued by TeliaSonera Finland Oyj (former Sonera Oyj), has been conducted during the year, limiting the increase in the Group's cash at hand.

The long-term credit rating of TeliaSonera AB has been unchanged with Standard & Poor's (A/Stable) during the year, with an up-beat bias on the rating from Moody's (A2/Positive).

In December 2004, TeliaSonera AB made an early refinancing of its committed credit facility agreement (Revolving Credit Facility) with a syndicate of prominent banks, extending the maturity to 2011, and lowering the annual cost related to the facility. The new facility amount is MEUR 1,000 and the main purpose of the facility is to serve as liquidity back-up.

During the fourth quarter, TeliaSonera AB has re-initiated some activity in the domestic, Swedish, debt capital markets issuing in total some MSEK 950 of long-term bonds.

In the latter part of the year the board of directors has communicated its intention to transfer additional funds, besides ordinary dividends, to TeliaSonera AB's shareholders. This, alongside with significant scheduled bond redemptions, implies a need for increased bond-market activity in 2005.

Stock Option Schemes

Summarized information about warrants outstanding as of December 31, 2004 by exercise price is as follows.

| | Outstanding | | Of which exercisable | |
| | | Remaining | | Remaining |
Exercise price (SEK)	Number of warrants	contractual life (years)	Number of warrants	contractual life (years)
69.00	11,925,000	0.42	11,925,000	0.42
70.62	5,956,650	0.50	5,956,650	0.50

On December 30, 2004, the closing price for the TeliaSonera share on the Stockholm Stock Exchange was SEK 39.80. Detailed information regarding the stock option schemes is presented in TeliaSonera's Annual Report for 2003. Please also refer to the Q2 Interim Report for changes in 2004. If fully exercised, the outstanding stock options will entail a share capital increase of approximately SEK 67 million, equal to a 0.4 percent increase in the number of shares.

Swedish GAAP

Differences in principles. TeliaSonera's consolidated financial statements are prepared in accordance with IFRS. Effective January 1, 2004, IFRS deviates from Swedish GAAP, relevant to TeliaSonera, with respect to amortization of goodwill, certain fair value adjustments, restructuring provisions in connection with business combinations and write-ups of tangible fixed assets.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders' equity as follows.

SEK in millions	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net income under IFRS	**2,091**	**2,696**	**12,964**	**9,080**
Amortization of goodwill, fair value adjustments	-417	–	-3,015	–
Write-up of tangible fixed assets	-194	–	-790	–
Restructuring costs	38	–	38	–
Goodwill amortization, associated companies	-210	–	-916	–
Deferred tax	59	–	226	–
Net income under Swedish GAAP	**1,367**	**2,696**	**8,507**	**9,080**

SEK in millions	Dec 31, 2004	Dec 31, 2003
Shareholders' equity under IFRS	**121,656**	**112,393**
Amortization of goodwill, fair value adjustments	-3,015	–
Write-up of tangible fixed assets	4,159	4,949
Restructuring costs	38	–
Goodwill amortization, associated companies	-916	–
Revaluation reserve	-1,641	–
Deferred tax	-1,160	-1,386
Exchange rate difference	37	–
Shareholders' equity under Swedish GAAP	**119,158**	**115,956**

Finnish GAAP

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act. TeliaSonera prepares its consolidated financial statements in accordance with IFRS. The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS, relevant to TeliaSonera, are described in TeliaSonera's Annual Report for 2003. As discussed above, TeliaSonera decided to adopt IFRS 3 as of January 1, 2004, involving among other things that goodwill is no longer amortized. Finnish GAAP require amortization of goodwill. Effective in 2004, the differences between Finnish GAAP and IFRS decreased as the revised Finnish Accounting Act allows, however do not require, companies to recognize derivative financial instruments and marketable securities at fair value. Otherwise, there were no material additional differences in 2004.

Parent Company

Net sales for the full year were SEK 21,601 million (21,858), of which SEK 16,892 million (17,108) was billed to subsidiaries. Earnings before appropriations and taxes decreased to SEK 3,970 million (5,450), as improved operating income did not balance write-downs of shares in subsidiaries. Due to released untaxed reserves, earnings after appropriations and taxes improved to SEK 10,467 million (3,328).

The balance sheet total increased to SEK 138,967 million (137,275 at year-end 2003). Shareholders' equity increased to SEK 97,644 million (96,198). Retained earnings amounted to SEK 25,153 million (23,138).

Cash flow from operating activities improved to SEK 10,900 million (7,561) and cash flow before financing activities to SEK 11,555 million (5,606). Net borrowings increased to SEK 5,413 million (3,294 at year-end 2003). Cash and cash equivalents totaled SEK 13,125 million (8,809).

The equity/assets ratio (including the equity component of untaxed reserves) was 67.9 percent (74.1 at year-end 2003).

Total investments for the full year amounted to SEK 14,472 million (12,805), including SEK 2,941 million (2,506) in tangible fixed assets, primarily fixed-line installations. Other investments totaling SEK 11,531 million (10,299, of which SEK 2,581 million reflected the purchase price consideration for Sonera) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 14 million (2,013) was provided through debt conversion.

Due to operations acquired, the number of employees as of December 31, 2004 was 3,867 compared to 2,982 at year-end 2003.

Effective January 1, 2004, the Swedish Annual Accounts Act was changed, allowing certain financial instruments to be recorded on an ongoing basis at fair value. Figures for 2003 have been restated to reflect the change in accounting principles.

Financial Information/"Underlying" Measures of Results of Operations

This year-end report includes information on "underlying" measures of TeliaSonera's results of operations, such as "EBITDA excluding non-recurring items" and "Operating income excluding non-recurring items." EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera's management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these "underlying" measures are presented to enhance the understanding of TeliaSonera's historical operating performance.

These "underlying" measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These "underlying" measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This year-end report contains statements concerning, among other things, TeliaSonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera's future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.